UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number: 333-156475

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

FINISAR CORPORATION 401(K) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FINISAR CORPORATION
1389 Moffett Park Drive
Sunnyvale, California 94089

Finisar Corporation
401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedule
As of December 31, 2012 and 2011 and for the Year Ended December 31, 2012

* Schedules other than listed above have been omitted because they are not applicable or are not required by 29 CFR2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Participants and
Plan Administrator of the
Finisar Corporation
401(k) Profit Sharing Plan

We have audited the financial statements of the Finisar Corporation 401(k) Profit Sharing Plan (the Plan) as of December 31, 2012 and for the year then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Moss Adams LLP

Campbell, California
June 28, 2013

Report of Independent Registered Public Accounting Firm

To the Participants and
Plan Administrator of the
Finisar Corporation
401(k) Profit Sharing Plan

We have audited the statement of net assets available for benefits of the Finisar Corporation 401(k) Profit Sharing Plan (the Plan) as of December 31, 2011. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ Mohler, Nixon & Williams
Accountancy Corporation

Campbell, California
June 15, 2012

Finisar Corporation
401(k) Profit Sharing Plan
Statements of Net Assets Available for Benefits
As of December 31, 2012 and 2011

	December 31,
	2012	2011
Assets:
Investments, at fair value	$72,988,465	$59,698,702
Receivables:
Notes receivable from participants	1,049,094	771,802
Employer's contributions	3,239	151,106
Participants' contributions	126,893	117,779
Total receivables	1,179,226	1,040,687
Total assets	74,167,691	60,739,389

Net assets at fair value	74,167,691	60,739,389

Adjustment from fair value to contract value for fully benefit-responsive fund	—	(942)

Net assets available for benefits	$74,167,691	$60,738,447

See Notes to Financial Statements

Finisar Corporation
401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2012

Additions to net assets attributed to:
Net realized and unrealized appreciation in fair value of investments	$7,735,518
Interest and dividend income	883,919
Interest income on notes receivable from participants	40,077
Contributions:
Participants'	6,260,211
Rollovers	423,589
Employer's	1,886,182
Total contributions	8,569,982
Total additions	17,229,496
Deductions from net assets attributed to:
Withdrawals and distributions	3,766,398
Plan fees	33,854
Total deductions	3,800,252
Net increase in net assets	13,429,244
Net assets available for benefits at beginning of year	60,738,447
Net assets available for benefits at end of year	$74,167,691
See Notes to Financial Statements

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2012

NOTE 1 - DESCRIPTION OF PLAN

General - The following description of the Finisar Corporation 401(k) Profit Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established on January 1, 1996, by Finisar Corporation ("the Company" or "Plan Administrator") covering all eligible employees of the Company and affiliated entities as defined in the Plan agreement. The Plan Administrator believes that the Plan is designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Effective January 1, 2012, the Plan was amended and restated for regulatory and legislative changes. Participants should refer to Plan document for specific changes made to the Plan.

Administration - The Company has contracted with Prudential Trust Company ("Prudential") to act as the trustee and custodian and to process and maintain the records of participant data. An Administrative Committee ("the Committee") manages and monitors the operations of the Plan.

Participant Contributions - Each year, participants may contribute up to the maximum allowed by law, not to exceed 20% of eligible pre-tax annual compensation, as defined in the Plan agreement. Participants who are fifty years or older by the end of a calender year can elect to make additional contributions (called "catch-up contributions") to the Plan, not to exceed the maximum allowed by law. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants may also make Roth contributions to the Plan.

Employer Contributions - The Company may make discretionary matching contributions and/or discretionary Profit Sharing contributions as determined by the Board of Directors. The Company may make the matching contributions in shares of Finisar stock in lieu of cash. A participant must be employed on the last day of the Plan year to be eligible for a discretionary matching contribution. Additionally, effective July 26, 2012, matching contributions will be made on account of participants who incur a severance from employment during the plan year due to death, disability or a Company initiated reduction in workforce. In 2012, the Company matched 50% of each eligible participant's annual elective deferrals up to 6% of eligible compensation. The matching contribution consisted of 120,380 shares of the Company common stock and cash paid for fractional shares for a total contribution of $1,886,182.

Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's discretionary matching contribution, if any, the Company's discretionary Profit Sharing contribution, if any, Plan earnings or losses and Plan expenses as applicable to the Plan. Plan earnings and losses are allocated based on participant investment choices. Allocation of the Company's discretionary Profit Sharing contribution is based on participant compensation and is further limited to certain employment requirements. Allocation of the Company's discretionary matching contribution is based on participant contributions, or eligible employee compensation, as defined in the Plan.

Certain investment fees are charged by Prudential, and are included in investment income and losses and charged to participant accounts. Participants should refer to the funds' prospectuses for further information on these fees.

Vesting - Participants are fully vested in their contribution amounts, rollover contributions amounts and earnings thereon. Participants vest in the employer discretionary contributions at a rate of 25% per year of credited service

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2012

and are fully vested after four years of credited service. Participants become fully vested in the event of death, disability, retirement and Plan termination.

Forfeitures - Forfeited nonvested accounts can be used to restore previously forfeited account balances of rehired participants, and any remaining amount, at the discretion of the Administrative Committee, can be used to pay Plan expenses and/or to be applied to the Company's matching and/or Profit Sharing contribution. The amount of unallocated forfeitures as of December 31, 2012 and 2011 amounted to $306,445 and $220,665, respectively. Forfeitures utilized to pay Plan expenses in 2012 amounted to $23,900.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The notes receivable from participants ("notes receivable") are secured by the vested balance in the participant's account and bear interest at rates ranging from 4.25% to 9.5% at December 31, 2012 and 2011, which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through payroll deductions. Notes receivable must be repaid within a five-year period, unless it is used for the purchase of a principal residence in which case the maximum repayment period may be longer. Only one outstanding note receivable per participant is allowed at one time. The specific terms and conditions of such notes receivables are established by the Plan Administrator.

Payment of Benefits - Distributions from the Plan may only be made after specific events have occurred. Participants are eligible for a distribution upon termination of employment, death, disability or retirement, and are paid in accordance with Plan provisions. Participants may be eligible to receive distributions up to their vested account balances in the case of financial hardship. Participants are allowed to receive in-service distributions upon attaining age 59 1/2. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements are prepared on the accrual basis of accounting in accordance with principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Investments of the Plan are reported at fair value as determined by Prudential. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Operating Expenses - Substantially all expenses incurred for administering the Plan are paid by the Company.

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2012

Payment of Benefits - Benefits are recorded when paid.

Subsequent Events - The Plan has evaluated subsequent events through June 28, 2013 the date the financial statements were available to be issued.

Recent Adoption of New Accounting Standards - In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Fair Value Measurement (Topic 820) - Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU No. 2011-04 requires information about all transfers between levels 1 and 2, not just significant transfers, disclosure of valuation techniques for level 2 and level 3 measurements, and for level 3 measurements requires disclosure of valuation processes used by the reporting entity and quantitative information about significant unobservable inputs, as well as additional disclosure for level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. It also requires disclosure of the categorization by level for items that are not measured at fair value in the statements of net assets available for benefits but are disclosed at fair value. The new guidance is effective for reporting periods beginning after December 15, 2011. The Plan adopted the new disclosure requirements effective January 1, 2012 (Note 5).

NOTE 3 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities, including the Company's common stock. Investment securities are exposed to various risks such as interest rate, market fluctuations, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

NOTE 4 - INVESTMENTS

The following presents the fair values of investment funds that represent 5% or more of the Plan's net assets at December 31:

	2012	2011
Fundamental Investors Fund	*	5,274,880
Ridgeworth Large Cap Value I	6,185,290	*
Goldman Sachs Mid Cap Value Institutional	5,176,677	3,492,775
Oppenheimer International Growth Fund	7,358,205	6,049,957
Prudential Jennison Mid Cap Growth Fund	6,061,775	3,903,206
Prudential Guaranteed Interest Account	8,419,882	6,731,844
Wells Fargo Advantage Growth Fund	10,555,560	8,651,529

*Represents less than 5% of Net Assets Available for Benefits.

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows for the year ended December 31, 2012:

Mutual funds	$7,620,211
Common stock	115,307
$7,735,518

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2012

NOTE 5 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 - Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year end based on closing market prices.

Money market fund: Valued at the NAV of $1.00 per single share of the fund as determined by the fund company.

Insurance company issued evergreen group annuity: Fair value represents the estimated proceeds that would have been paid had the contract been discontinued as of the Plan's year-end date. Such fair value is calculated by multiplying the contractual Market Value Adjustment (MVA) by the contract value. The MVA formula is generally specified in the group annuity contract and is based on the standard formula which approximates the change in market value of a bond given a change in the rate environment. Since the participants transact at contract value, fair value is determined annually for financial reporting purposes only.

Common stock: Valued at closing market price at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2012

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds
Foreign Large Blend	$625,287	$—	$—	$625,287
Interm Term Bond	1,418,683	—	—	1,418,683
Inflation Protected Bond	607,025	—	—	607,025
Intl Emrg Mkts	768,402	—	—	768,402
Intl Large Growth	7,358,205	—	—	7,358,205
Large Cap Blend	2,616,874	—	—	2,616,874
Large Cap	16,740,850	—	—	16,740,850
Mid Cap Stock/Growth	6,061,775	—	—	6,061,775
Mid Cap Value	5,176,677	—	—	5,176,677
Balanced Blend	3,052,947	—	—	3,052,947
Natural Resources	1,889,711	—	—	1,889,711
Real Estate	773,701	—	—	773,701
Small Cap Growth	3,178,492	—	—	3,178,492
Specialty/Health	3,349,824	—	—	3,349,824
Technology	1,621,712	—	—	1,621,712
Utilities	1,885,149	—	—	1,885,149
World Stock	1,744,569	—	—	1,744,569

Company stock	3,159,221	—	—	3,159,221

Money Market Fund	—	2,539,479	—	2,539,479

Guaranteed Interest Account	—	—	8,419,882	8,419,882

Total Assets at fair value	$62,029,104	$2,539,479	$8,419,882	$72,988,465

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2012

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds
Foreign Large Blend	$483,305	$—	$—	$483,305
Interm Term Bond	1,044,402	—	—	1,044,402
Inflation Protected Bond	370,868	—	—	370,868
Intl Emrg Mkts	610,896	—	—	610,896
Intl Large Growth	6,049,957	—	—	6,049,957
Large Cap Blend	7,553,323	—	—	7,553,323
Large Cap	8,651,529	—	—	8,651,529
Mid Cap Stock/Growth	5,776,221	—	—	5,776,221
Mid Cap Value	3,492,775	—	—	3,492,775
Balanced Value	172,719	—	—	172,719
Balanced Blend	2,282,792	—	—	2,282,792
Natural Resources	1,883,298	—	—	1,883,298
Real Estate	510,990	—	—	510,990
Small Cap Growth	2,405,766	—	—	2,405,766
Small Cap Value	684,445	—	—	684,445
Specialty/Health	2,696,634	—	—	2,696,634
Technology	1,617,176	—	—	1,617,176
Utilities	1,134,132	—	—	1,134,132
World Stock	1,448,774	—	—	1,448,774

Company stock	1,611,456	—	—	1,611,456

Money Market Fund	—	2,485,400	—	2,485,400

Guaranteed Interest Account	—	—	6,731,844	6,731,844

Total Assets at fair value	$50,481,458	$2,485,400	$6,731,844	$59,698,702

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2012:

Guaranteed Interest Account
Balance at December 31, 2011	$6,731,844
Income	230,202
Gross purchases	3,640,818
Gross sales	(2,182,040)
Adjustment from contract value to fair value	(942)
Balance at December 31, 2012	$8,419,882

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2012

The following table represents significant unobservable inputs used in valuation of Plan's level 3 asset as of December 31, 2012 and the ranges of values for those inputs:

Inputs	Significant input values	Effect of increase in input value on fair value
Interest at guaranteed crediting rate	3%	Increase
Rate credited to new deposits for plans with similar features	3%	Decrease

NOTE 6 — INSURANCE COMPANY ISSUED EVERGREEN GROUP ANNUITY

The Guaranteed Interest Account ("GIA") is an insurance company issued evergreen group annuity valued at contract value, which approximates fair value, as reported by Prudential. Insurance company issued evergreen group annuity contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. The GIA is fully benefit-responsive. As of December 31, 2012 and 2011, the amount of the adjustment from fair value to contract value is $0 and $(942), respectively, as presented in the accompanying statements of net assets available for benefits. The average yield for the Plan and the average yield credited to participants for both 2012 and 2011 was approximately 3.00%. The minimum crediting interest rate under the contract is 3.00%. Interest is credited on balances using an Old Money/New Money or "bucketed" approach. Under this methodology different interest crediting rates are applied to contributions based on the calendar quarter in which contributions were made, and this rate is guaranteed through December 31 of the following calendar year. Upon expiration of the New Money rate guarantees the rates are reset annually. All rates are set at Prudential's discretion. A Company initiated termination of the contract is an event that could limit the ability of the plan to transact at contract value paid within 90 days. In this instance, contract value could be paid over time, or at the Plan Administrator's discretion, paid over at most a one year period after the application of market value adjustments. The Plan Administrator does not believe that the occurrence of such event is probable.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The differences between the information reported in the financial statements and the information reported on the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting and Form 5500 on the cash basis.

The following is a reconciliation of net assets available for benefits per financial statements to Form 5500 at December 31:

	2012	2011
Net assets available for benefits per financial statements	$74,167,691	$60,738,447
Less: Participants' contribution receivable	(126,893)	(117,779)
Less: Employer contribution receivable	(3,239)	(151,106)
Net assets available for benefits per Form 5500	$74,037,559	$60,469,562

Finisar Corporation
401(k) Profit Sharing Plan
Notes to Financial Statements - (Continued)
December 31, 2012

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2012 to the Form 5500:

	Participants'	Employer's
Contributions per financial statements	$6,260,211	$1,886,182
Less: Contributions receivable as of December 31, 2012	(126,893)	(3,239)
Add: Contributions receivable as of December 31, 2011	117,779	151,106
Contributions per Form 5500	$6,251,097	$2,034,049

NOTE 8 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by Prudential and qualify as party-in-interest. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the Finisar Stock Fund (the Fund), which is primarily invested in shares of Company common stock. Investments in the Fund are at the direction of the Plan participants. Participants are not permitted to allocate more than 10% of their total contributions, including Company matching contributions, to the Fund and the maximum amount of the participant's account balance that can be allocated to the Fund is limited to 10% of the participant's account. The shares of Company common stock are traded in the open market.

During the year ended December 31, 2012, the Plan purchased 138,055 shares of the Company's common stock and sold or distributed 40,355 shares of the Company's common stock.

NOTE 9 - PLAN TERMINATION AND/OR MODIFICATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event that the Plan is terminated in the future, participants would become fully vested in their accounts.

NOTE 10 - TAX STATUS

The Plan has adopted a prototype plan that has received a favorable opinion letter dated March 31, 2008 from the Internal Revenue Service. The Plan Administrator believes that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code and state statutes and is exempt from federal income and state franchise taxes.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the various taxing authorities and government agencies. The Plan Administrator has analyzed the tax position taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, the Plan was not audited since inception and there are currently no audits for any tax periods in progress. Information returns for years for which the applicable statutes of limitations have not expired are subject to examination by authorities. The Plan Administrator believes the Plan is subject to income tax examinations for years since the Plan's inception.

Finisar Corporation
401(k) Profit Sharing Plan

EIN 94-3038428, Plan # 001
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2012

		(c)
	(b)	Description of Investment, Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Value	value
	Ridgeworth Large Cap Value I	Mutual Fund	$6,185,290
	Columbia Seligman Communications & Information Fund	Mutual Fund	1,621,712
*	Prudential Stock Index Fund	Mutual Fund	2,616,874
	Goldman Sachs Mid Cap Value Institutional	Mutual Fund	5,176,677
	Lord Abbett Developing Growth Fund	Mutual Fund	1,797,092
	Lord Abbett Income Fund	Mutual Fund	1,418,683
	Highmark US Govt MMK Reinvested	Money Market Fund	2,539,479
	American Funds Capital World Growth & Income Fund	Mutual Fund	1,744,569
	Oppenheimer International Growth Fund	Mutual Fund	7,358,205
*	Prudential Jennison Mid Cap Growth Fund	Mutual Fund	6,061,775
*	Prudential Guaranteed Interest Account	Insurance Company Issued Evergreen	8,419,882
	Franklin Utilities Fund	Group Annuity	1,885,149
	Blackrock Health Sciences Portfolio	Mutual Fund	3,334,575
	American Funds American Balanced Fund	Mutual Fund	3,052,947
	PIMCO Commodity Real Return Str A	Mutual Fund	15,249
	American Funds EuroPacific Growth Fund	Mutual Fund	625,287
	American Funds New World	Mutual Fund	768,402
	JP Morgan Small Cap Equity Fund	Mutual Fund	1,381,400
	Fidelity Advisor Materials	Mutual Fund	1,889,711
	Invesco Real Estate	Mutual Fund	773,701
	Delaware Inflation Protected Bond Fund	Mutual Fund	607,025
	Wells Fargo Advantage Growth Fund	Mutual Fund	10,555,560
*	Finisar Company Stock	Common Stock	3,159,221
	Assets held for investment purposes		72,988,465
*	Participant Loans	Interest rates from 4.25% to 9.50%	1,049,094
	Total		$74,037,559

*	Indicates party-in-interest to the Plan

Column (d) for Cost has been omitted as investments are participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

FINISAR CORPORATION 401(K) PROFIT SHARING PLAN

Date: June 28, 2013	By:	/s/ Kurt Adzema
Kurt Adzema
Executive Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm